FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For July 9, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for July 9, 2007 and incorporated by reference herein is the Registrant’s immediate report dated July 9, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: July 9, 2007

Scarborough Building Society Achieves Up To 30% Improvement in
Application Performance with BluePhoenix’s LegacyModernization

—	Successful Migration from the Mainframe to Microsoft .NET Framework Allows for Greater Responsiveness to Business Changes, Improved Competitiveness

—	UK Building Society with Group Assets Under Management Exceeding £4 Billion

LONDON, UK – July 9, 2007 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced the successful completion of a strategic upgrade project for Scarborough Building Society, which ranks 18th in the list of United Kingdom building societies, and offers mortgages, savings, insurance and financial planning services to approximately 120,000 members.

Scarborough Building Society decided to migrate its legacy IDMS(X) database and applications in order to create a more flexible platform for future business growth and development. Scarborough also decided to replace its Fujitsu mainframe with a more flexible and cost effective solution which can be more easily integrated with new and emerging technologies.

The strategic modernization project involved the migration of the Society’s mainframe applications and IDMS(X) database to the Microsoft SQL Server and the Microsoft .NET platform. The COBOL applications were converted to Micro Focus COBOL/C# applications. This has improved the performance of its existing business applications by 30% on average and paved the way for the cost-effective development of new applications. The Society also expects to reduce development time using the .NET Framework by around 30%.

“In order for businesses to succeed, they need to be agile and flexible to change. Modernizing legacy applications and migrating from the mainframe to the .NET platform helps organizations reduce complexity, increase performance and leverage existing investments,” said Spyros Sakellariadis, director of Legacy Modernization at Microsoft Corp. “BluePhoenix’s unique approach to legacy modernization, coupled with their extensive industry expertise, helps organizations take full advantage of the power of the Windows platform and .NET Framework.”

“With BluePhoenix’s extensive experience in Legacy migration and modernization to Microsoft solutions, its staff knew exactly what steps were required and what pitfalls to avoid,” said Kevin Moran, IT director, Scarborough Building Society. “Although the project was not without its challenges, the implementation was remarkably smooth and painless. Our users were barely aware of it happening except for noticing that the look and feel of the application was much more modern.”

“In today’s competitive financial services industry, Scarborough Building Society is working to maintain its leadership position by creating an IT environment which can deliver cutting-edge business performance,” said Arik Kilman, CEO of BluePhoenix Solutions. “With its modernized environment, employees are able to operate more efficiently, respond more quickly to customer needs and develop new applications faster than ever to service business demands.”

About The Scarborough Building Society (http://www.scarboroughbs.co.uk)
The Scarborough Building Society, originally established in May 1846, is the second oldest building society in the United K ingdom. It has group assets under management in excess of £4 billion, including mortgage balances of £1.4 billion; savings balances of £1.3 billion, and Group assets of £2.3 billion.

About BluePhoenix Solutions (www.bphx.com)
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value driven modernization solutions for legacy information systems. BluePhoenix’s offering includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting and renewal. Leveraging over twenty years of best practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix’s solutions serve companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling and TEMENOS. BluePhoenix has 13 offices in the U.S., UK, Denmark, Germany, Italy, Romania, Russia, Cyprus and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact	Scarborough Building Society Contact
David Leichner	Paul Holm	Tracy Fletcher
Investor Relations	H.L. Lanzet	Group Press & PR Manager
BluePhoenix Solutions	+1212-888-4570	+44 (0)1723 504219
+972 9-9526-105	paulmholm@gmail.com	Tracy.fletcher@scarboroughbs.co.uk
dleichner@bphx.com